SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bright Health Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

10920V 107

(CUSIP Number)

Jennifer Y. Ishiguro

StepStone Group LP

4225 Executive Square, Suite 1600

La Jolla, CA 90237

(858) 558-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10920V 107

1.	Names of Reporting Persons. StepStone Group LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,650,937
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,650,937

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,650,937
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 107

1.	Names of Reporting Persons. Greenspring Global Partners VII-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,358,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,358,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,358,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 107

1.	Names of Reporting Persons. Greenspring Global Partners VII-C, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 516,912
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 516,912

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 516,912
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 107

1.	Names of Reporting Persons. Greenspring Opportunities IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,059,052
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,059,052

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,059,052
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 107

1.	Names of Reporting Persons. Greenspring Master G, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,290,572
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,290,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,290,572
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 107

1.	Names of Reporting Persons. Greenspring SPV VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,212,572
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,212,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,212,572
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 107

1.	Names of Reporting Persons. AU Special Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,246,418
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,246,418

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,246,418
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 107

1.	Names of Reporting Persons. Greenspring Opportunities VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,305,300
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,305,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,305,300
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 107

1.	Names of Reporting Persons. Greenspring Opportunities VI-D, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 188,884
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 188,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,884
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) < 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 107

1.	Names of Reporting Persons. Greenspring SPV VII-E, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 418,221
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 418,221

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 418,221
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 107

1.	Names of Reporting Persons. Greenspring Opportunities V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 969,477
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 969,477

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 969,477
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 107

1.	Names of Reporting Persons. Greenspring Opportunities V-D, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 85,529
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 85,529

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,529
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) <0.1%
14.	Type of Reporting Person (See Instructions) PN

Explanatory Note

On September 20, 2021, StepStone Group Inc., a Delaware corporation, and StepStone Group LP, a Delaware limited partnership, completed the acquisition of Greenspring Associates, LLC and certain of its affiliates or subsidiaries (the “Acquisition”). As a result of the Acquisition, StepStone Group LP became the investment manager of certain funds that hold shares of the Issuer (as defined below). This Amendment No. 1 to Schedule 13D is the initial filing on Schedule 13D of StepStone Group LP, Greenspring Opportunities V, L.P., and Greenspring Opportunities V-D, L.P. with respect to the Issuer, and is Amendment No. 1 with respect to the other Reporting Persons (as defined below). As a result of the Acquisition, Greenspring Associates, LLC, Charles Ashton Newhall, and James Lim no longer have beneficial ownership with respect to the securities of the Issuer, and they are not included as Reporting Persons on this Amendment No. 1.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Bright Health Group, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 8000 Norman Center Drive, Suite 1200, Minneapolis, MN 55437.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

(a)

This Schedule 13D is being filed by Greenspring Global Partners VII-A, L.P., Greenspring Global Partners VII-C, L.P., AU Special Investments, L.P., Greenspring Opportunities IV, L.P, Greenspring Opportunities VI, L.P., Greenspring Opportunities VI-D, L.P., Greenspring Master G, L.P., Greenspring SPV VII, L.P., Greenspring SPV VII-E, L.P., Greenspring Opportunities V, L.P. and Greenspring Opportunities V-D, L.P. (collectively, the “Greenspring Funds”), and StepStone Group LP (“StepStone”). StepStone is the investment manager of the Greenspring Funds. StepStone Group Holdings LLC (“StepStone Group Holdings”) is the general partner of StepStone, and StepStone Group Inc. is the sole managing member of StepStone Group Holdings. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)

The address of the principal business office of StepStone is 4225 Executive Square, Suite 1600, La Jolla, CA 90237. The address of the principal business office of each of the other Reporting Persons is 100 Painters Mill Road, Suite 700, Owings Mills, MD 21117.

(c)

The principal business of StepStone is to be a global private markets investment firm focused on providing customized investment solutions and advisory and data services to its clients. The principal business of the Greenspring Funds is to invest in securities.

(d)	During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended as follows:

StepStone acquired beneficial ownership of the shares of the Common Stock in connection with the Acquisition. The source of the funds for acquiring these shares was the working capital of the Greenspring Funds.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as follows:

The Reporting Persons acquired the shares of Common Stock reported on this Schedule 13D and hold their shares of Common Stock for investment purposes. Adair Newhall, a Partner at StepStone, serves as a member of the board of directors of the Issuer.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth in Item 6 below is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 630,222,819 outstanding shares of Common Stock as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2021.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	The transactions by the Reporting Persons effected within the past sixty days are set forth in Schedule A hereto which is incorporated by reference herein into this Item 5(c).

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	As a result of the Acquisition, Greenspring Associates, LLC, Mr. Lim, and Mr. Newhall no longer have beneficial ownership with respect to the reported securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and restated as follows:

Registration Rights Agreement

The Greenspring Funds and certain of the Issuer’s other investors have entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”). The stockholders party to the Registration Rights Agreement are entitled to certain customary registration rights with respect to the shares of Common Stock, including “demand” registration rights and “piggyback” registration rights.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement which is filed as an exhibit hereto and incorporated by reference herein.

Lock-up Agreement and Market Stand-Off

In connection with the Issuer’s initial public offering, the Greenspring Funds entered into a lock-up agreement for a period of 180 days with the representatives of the several underwriters (the “Lock-up Agreement”). Pursuant to the Lock-up Agreement, the Greenspring Funds, subject to certain exceptions, agreed not to sell or otherwise transfer any shares of Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, without the prior consent of the representatives. The Greenspring Funds are also party to market stand-off provisions with the Issuer which imposes restrictions on the sale of shares of Common Stock for a period of 180 days.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit 1    Joint Filing Agreement

Exhibit 2    Second Amended and Restated Registration Rights Agreement, dated as of November 15, 2018 (incorporated by reference to Exhibit 10.2 of the Issuer’s Registration Statement on Form S-1 (File No. 333-256286))

Exhibit 3    Amendment to Second Amended and Restated Registration Rights Agreement, dated as of May 19, 2021 (incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement on Form S-1 (File No. 333-256286))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2021

STEPSTONE GROUP LP

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
	Name:	Jennifer Y. Ishiguro
	Title:	Chief Legal Officer & Secretary

GREENSPRING GLOBAL PARTNERS VII-A, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

	By:	/s/ Jennifer Y. Ishiguro
		Name:	Jennifer Y. Ishiguro
		Title:	Chief Legal Officer & Secretary

GREENSPRING GLOBAL PARTNERS VII-C, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

	By:	/s/ Jennifer Y. Ishiguro
		Name:	Jennifer Y. Ishiguro
		Title:	Chief Legal Officer & Secretary

AU SPECIAL INVESTMENTS, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

	By:	/s/ Jennifer Y. Ishiguro
		Name:	Jennifer Y. Ishiguro
		Title:	Chief Legal Officer & Secretary

GREENSPRING OPPORTUNITIES IV, L.P.

By:	StepStone Group LP, its investment manager

By: StepStone Group Holdings, LLC,
its general partner

	By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

GREENSPRING OPPORTUNITIES VI, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

	By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

GREENSPRING OPPORTUNITIES VI-D, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

	By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

GREENSPRING MASTER G, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

	By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

GREENSPRING SPV VII, L.P.
By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

	By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

GREENSPRING SPV VII-E, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

	By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

GREENSPRING OPPORTUNITIES V, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

	By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

GREENSPRING OPPORTUNITIES V-D, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

	By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

Schedule A

Record Holder	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction	Price Per Share
Greenspring Opportunities V, L.P.	8/16/2021	230,651	Purchase	$9.50
Greenspring Opportunities V-D, L.P.	8/16/2021	20,349	Purchase	$9.50
Greenspring Opportunities V, L.P.	8/17/2021	13,751	Purchase	$9.48
Greenspring Opportunities V-D, L.P.	8/17/2021	1,213	Purchase	$9.48
Greenspring Opportunities V, L.P.	8/18/2021	172,611	Purchase	$9.39
Greenspring Opportunities V-D, L.P.	8/18/2021	15,228	Purchase	$9.39
Greenspring Opportunities V, L.P.	8/19/2021	233,280	Purchase	$9.30
Greenspring Opportunities V-D, L.P.	8/19/2021	20,580	Purchase	$9.30
Greenspring Opportunities V, L.P.	8/20/2021	319,184	Purchase	$9.77
Greenspring Opportunities V-D, L.P.	8/20/2021	28,159	Purchase	$9.77